BookSniffer Inc.



ANNUAL REPORT

600 W. 6TH STREET, STE. 400

Fort Worth, TX 76102

0

https://booksniffer.app

This Annual Report is dated April 24, 2021.

BUSINESS

BookSniffer Inc. is a next-generation, retailer-agnostic book search engine, deal finder, and library management system for book lovers. We're a mobile-first platform designed by authors, for readers.

For Readers. The BookSniffer apps have many great features. First, we scour the web every day for the best deals on ebooks and audiobooks, listing hundreds of new deals each day. Filter by genre, sort by price… no need to sign up for newsletter sites anymore. If a deal is out there, chances are, it's in the app. Readers can build (and share!) their own custom libraries, with custom sections and shelves. Move books from one shelf to another, make their own private notes, and rate books with our unique BookSCAPE system, where they can rate a book on story, characters, action, prose, and even editing, so other BookSniffers can find just what they're looking for.

Like memes and shareable quotes? We've got THOUSANDS of Instagram-worthy memes and quotes for readers to share with their friends. Readers can save their favorites in the app so they never lose them.

Readers can follow authors and get news about their latest releases as well as direct messages with exclusive content.

Soon, readers will be able to do even more, including hosting their own private book clubs and discussion groups.

For Authors. BookSniffer Inc. aims to become a one-stop shop for an author's book marketing needs. We've already developed several great products, including:

AdMakerMcAdMakerFace which makes attractive, high-quality ads for books with just a few clicks. Authors can use them wherever they market their books.

KeywordThingy gets thousands of targeted keywords in an organized, downloadable spreadsheet to help authors market their books on AMS, Google, and BookSniffer. Keyword Sponsorships. When readers search for a book on BookSniffer, an author's book can show up in a prominent, featured position. Available in annual sponsorships or by the click.

Top-Shelf Bestseller Sponsorships. When readers browse the bestseller lists on BookSniffer, an author's book is displayed on the top shelf of the genres the author targets. Available in annual sponsorships or by the click.

And we've got more products planned, including targeted Self-Serve CPC ads and genre-wide messaging blasts to help authors promote their daily book deals. These products are scheduled to roll out in mid-2021.

For Our World. There are 773 million illiterate adults in the world per UNESCO. Think about that for a moment. The entirety of human knowledge today is accessible via a handheld device – and 773 million people can't access it. The cost of illiteracy doesn't just impact these individuals—it also impacts their families and the societies in which they live.

BookSniffer aims to make a difference. That's why we intend to donate up to 10% of mobile ad revenues to literacy programs, libraries, and classrooms in our neighborhoods and around the world. When more people read, the world becomes a better, stronger, safer place.

The BookSniffer business model is simple: we provide platforms on the web and in our mobile applications for readers to congregate and browse for books, and we allow authors and publishers to purchase advertising for their books on our platform through the above sponsorship mechanisms.

Previous Offerings

We began our Regulation Crowdfunding efforts in January 2021.

Name: Common Stock
Type of security sold: Equity
Final amount sold: $260,000.00
Number of Securities Sold: 45,200,000
Use of proceeds: Mobile app & website development.

Date: January 06, 2020
Offering exemption relied upon: 506(c)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $338,054.00
Number of Securities Sold: 3,756,153
Use of proceeds: Mobile app and website development, marketing, and daily operations
including payroll.
Date: August 25, 2020
Offering exemption relied upon: 506(c)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $65,000.00
Number of Securities Sold: 260,000
Use of proceeds: Mobile app and website development, marketing, and daily operations
including payroll.
Date: October 23, 2020
Offering exemption relied upon: 506(c)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation
Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

How long can the business operate without revenue:

Without revenue generation, our business can operate until July 2021. After that, expenses will
exceed cash on hand, and we will be forced to slow or stop the business.

Foreseeable major expenses based on projections:

BookSniffer's major expenses will be primarily in advertising to attract users, and in mobile app
& website development and in advertising to attract users. We anticipate in 2021 that these
costs will be approximately $11 million. Our other significant cost will be for payroll, which we
project to be approximately $3 million in 2021.

Future operational challenges:

One of our future operational challenges will be to have enough cash on hand to hire developers

to upgrade our products. A proficient mobile app developer can be a struggle to find given some of the technologies we are using.

Future challenges related to capital resources:

Raising capital in the era of COVID-19 has become a lot harder. It is a struggle to build interpersonal relationships while meeting and pitching your products over Zoom. The volatility in the stock market has made investors wary to invest at this stage, or willing to invest with more stringent terms. Many VCs are reinvesting their capital into their own existing investments, leaving less cash available for an untested startup.

Future milestones and events:

BookSniffer Inc. is under review for a Regulation A approval from the SEC. Once we are approved, we can raise up to $20 million through our platform users and their network of friends. The book industry is a thriving market, and we believe that we are poised to emerge as a leader.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $35,908.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Bladeborn, LLC
Amount Owed: $62,270.00
Interest Rate: 7.0%
Maturity Date: October 31, 2025

Creditor: Eric Knight
Amount Owed: $20,000.00
Interest Rate: 7.0%
Maturity Date: April 01, 2021

Creditor: Ryan Buffington
Amount Owed: $3,500.00
Interest Rate: 7.0%
Maturity Date: April 01, 2021

Creditor: Stefan Wolf
Amount Owed: $10,000.00
Interest Rate: 7.0%
Maturity Date: February 15, 2021

Creditor: Georgine Muntz
Amount Owed: $20,000.00
Interest Rate: 10.0%
Maturity Date: June 23, 2021

Creditor: David Estes
Amount Owed: $50,000.00
Interest Rate: 10.0%
Maturity Date: May 01, 2021

Creditor: SBA (PPP Loan)
Amount Owed: $42,900.00
Interest Rate: 1.0%
Maturity Date: May 01, 2022

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Sean Hansen
Sean Hansen's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CEO
Dates of Service: November 09, 2019 - Present

Responsibilities: Manages overall operations. Acts as a liaison between the board of directors, the shareholders, and management. Receives a salary of $75,000/yr plus 324,000 shares of stock. Eligible for ongoing quarterly performance bonuses once certain benchmarks have been made.

Name: Janice DeFluiter
Janice DeFluiter's current primary role is with Author. Janice DeFluiter currently services 10 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Director
Dates of Service: November 07, 2019 - Present
Responsibilities: Janice serves on the Board of Directors. She does not take salary or equity compensation for this role.

Name: Eric T. Knight
Eric T. Knight's current primary role is with Author. Eric T. Knight currently services 10 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Director
Dates of Service: November 09, 2019 - Present
Responsibilities: Eric serves on the Board of Directors. He does not take salary or equity compensation for this role.
Position: Secretary
Dates of Service: November 09, 2019 - Present
Responsibilities: Eric serves as the company secretary. He does not take salary or equity compensation for this role.

Name: Melinda Spencer-Crabbe

Melinda Spencer-Crabbe's current primary role is with Author. Melinda Spencer-Crabbe currently services 10 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Director
Dates of Service: November 09, 2019 - Present
Responsibilities: Melinda serves on the Board of Directors. She does not take salary or equity compensation for this role.

Name: Meg Cowley
Meg Cowley's current primary role is with Author. Meg Cowley currently services 10 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Director
Dates of Service: November 07, 2019 - Present
Responsibilities: Meg serves on the Board of Directors. She does not take salary or equity compensation for this role.

Name: Angela J. Ford
Angela J. Ford's current primary role is with Author. Angela J. Ford currently services 10 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Director
Dates of Service: November 07, 2019 - Present
Responsibilities: Angela serves on the Board of Directors. She does not take salary or equity compensation for this role.

Name: John Kang
John Kang's current primary role is with Traditional Asian Health Center. John Kang currently services 30 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Director
Dates of Service: November 07, 2019 - Present
Responsibilities: John serves on the Board of Directors. He does not take salary or equity compensation for this role.
Other business experience in the past three years:
Employer: Traditional Asian Health Center
Title: Owner/Business Manager
Dates of Service: July 01, 2003 - Present
Responsibilities: Oversees the business operations of the company.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the

rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Series A Common Stock
Stockholder Name: Bladeborn, LLC - (The 7 directors of BookSniffer Inc. are 7 equal partners in this LLC at 14.29% each.)
Amount and nature of Beneficial ownership: 40,000,000
Percent of class: 78.3

RELATED PARTY TRANSACTIONS

Name of Entity: Bladeborn, LLC
Names of 20% owners: This partnership is equally owned by 7 members, each owning approximately 14%
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: In November 2019, Bladeborn, LLC contributed to BookSniffer, Inc. assets worth approximately $3.2 million in exchange for a note payable in the amount of $72,937.50 and 8,000,000 shares. In June 2020, a 5-1 stock split increased the amount of shares to 40,000,000.
Material Terms: The note payable reflects the following terms: $72,937.50 payable at 7% interest, payable $1,250 monthly until October 2025.

Name of Entity: Eric T. Knight
Relationship to Company: Director
Nature / amount of interest in the transaction: In September 2020, Eric Knight, an officer and director of the company, agreed to loan the company $20,000 to support ongoing operating expenses.
Material Terms: Eric Knight loaned the company $20,000 at a rate of 7%, interest and principal due in a lump sum April 2021.

Name of Entity: Eric T. Knight
Relationship to Company: Director
Nature / amount of interest in the transaction: At various dates between November 2019 and July 2020, Eric Knight, an officer and director of the company, purchased 2,264,671 shares at a value of $143,820.
Material Terms: Eric loaned the company amounts totaling $143,820 between November 2019 and July 2020. The notes payable were all converted to stock totaling 2,264,671 shares.

Name of Entity: Melinda Spencer-Crabbe
Relationship to Company: Director
Nature / amount of interest in the transaction: In July 2020, Melinda Spence-Crabbe, a director of the company, purchased 560,883 shares of the company for $50,479.
Material Terms: Melinda loaned the company $50,000 in May 2020. In July 2020, Melinda converted the note payable amount of $50,000 plus $479 in accrued interest into a purchase of 560,883 shares.

OUR SECURITIES

Our authorized capital stock consists of 4,000,000 shares of common stock, par value $.36 per share. As of December 31, 2020, -0- shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

Holders of Series B Common Stock are not entitled to a vote.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 24, 2021.

BookSniffer Inc.

By /s/ *Sean Hansen*

    Name: Sean Hansen

    Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

BOOKSNIFFER, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2020 and 2019

BookSniffer, Inc.
Index to Financial Statements
(unaudited)

	Pages
Balance Sheets as of December 31, 2020 and 2019	4
Statements of Operations for the period ended December 31, 2020 and 2019	5
Statements of Stockholders' Equity for the period ended December 31, 2020 and 2019	6
Statements of Cash Flows for the period ended December 31, 2020 and 2019	7

BookSniffer, Inc.
Balance Sheet
As of December 31, 2020 and 2019

		Dec 31, 20		Dec 31, 19
ASSETS				
Current Assets:				
Cash	$	35,908	$	139,556
Prepaid Expenses		12,125		12,430
Total Current Assets		48,033		151,986
Intangible Assets:				
Intellectual Property, net		2,751,919		3,220,330
Trademark		18,987		18,987
Intangible Assets, net		2,770,906		3,239,317
Furniture and Equipment, net		7,783		5,579
TOTAL ASSETS	$	**2,826,722**	$	**3,396,882**
LIABILITIES & STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts Payable	$	66,021	$	38,024
Accrued Expenses		3,909		3,072
Prepaid Advertising		26,851		-
Notes Payable		28,600		-
Current Maturities of Long-Term				
Notes Payable, Related Party		147,813		9,306
Total Current Liabilities		273,194		50,402
Noncurrent Liabilities				
Deferred Tax Liability		266,180		652,704
Long-term Notes Payable		14,300		-
Long-term Notes Payable, Related Party		49,859		62,270
Total Noncurrent Liabilities		330,339		714,974
Stockholders' Equity				
Common stock, Series A; $.00001 par value;				
See Note B for shares authorized and				
outstanding at December 31, 2020 and 2019		498		450
Additional Paid-in Capital		3,823,266		2,781,561
Retained Earnings		(1,600,575)		(150,505)
Total Stockholders' Equity		2,223,189		2,631,506
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	**2,826,722**	$	**3,396,882**

Unaudited

BookSniffer, Inc.
Statements of Operations
For the Period Ended December 31, 2020 and 2019

	Jan - Dec 20	Nov 7 - Dec 19
Revenue	$ -	$ -
Cost of Sales	-	-
Gross Profit	-	-
General & Administrative Expenses		
Depreciation and Amortization	469,750	58,730
Computer, Website and Technology	80,114	2,650
Salaries and Related Benefits	711,371	14,504
Contract Labor	5,469	2,000
Research & Development	356,062	78,749
Other	210,872	32,549
Total General & Administrative Expenses	1,833,638	189,182
Loss from Operations	(1,833,638)	(189,182)
Other Income (Expense)		
Other Income	3,000	(33)
Interest Expense	(5,956)	(1,138)
Total Other Income (Expense)	(2,956)	(1,171)
Loss before taxes	(1,836,594)	(190,353)
Income Tax Benefit	386,524	39,848
Net Income (Loss)	$ (1,450,070)	$ (150,505)

BookSniffer, Inc.
Statements of Stockholders' Equity
For the period ended December 31, 2020 and 2019

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
Beginning balance at November 7, 2019	$ -	$ -	$ -	$ -
Issuance of stock	450	2,781,561	-	2,782,011
Net Loss	-	-	(150,505)	(150,505)
Balance at December 31, 2019	**$ 450**	**$ 2,781,561**	**$ (150,505)**	**$ 2,631,506**
Issuance of stock	48	463,005	-	463,053
Stock Compensation	-	578,700	-	578,700
Net Loss	-	-	(1,450,070)	(1,450,070)
Balance at December 31, 2020	**$ 498**	**$ 3,823,266**	**$ (1,600,575)**	**$ 2,223,189**

Unaudited

BookSniffer, Inc.
Statements of Cash Flows
For the Period Ended December 31, 2020 and 2019

	Jan - Dec 20	Nov 7 - Dec 19
OPERATING ACTIVITIES		
Net Income (Loss)	$ (1,450,070)	$ (150,505)
Adjustments to Reconcile Net Loss to Net Cash		
Used in Operating Activities		
Depreciation and Amortization	469,750	58,730
Stock Based Compensation	578,700	-
Changes in Operating Assets and Liabilities		
Accounts Payable	27,997	38,024
Prepaid Expenses	305	10,470
Prepaid Customer Advertising	26,851	-
Accrued Expenses	2,739	3,072
Deferred Tax Liability	(386,524)	(39,848)
Net Cash Provided By (Used In) Operating Activities	(730,252)	(80,057)
INVESTING ACTIVITIES		
Fixed Assets	(3,543)	-
Net Cash Provided By (Used In) Investing Activities	(3,543)	-
FINANCING ACTIVITIES		
Proceeds from Common Stock Issuance	239,233	220,975
Principal Payments on Notes Payable	(29,741)	(1,362)
Proceeds from New Borrowings	420,655	-
Net Cash Provided By (Used In) Financing Activities	630,147	219,613
Net Increase In Cash	(103,648)	139,556
Cash at Beginning of Year	139,556	-
Cash at End of Year	$ 35,908	$ 139,556

BOOKSNIFFER, INC.
Notes to the Financial Statements
For the Period Ended December 31, 2020 and 2019

A. Nature of Business

BookSniffer, Inc. (the "Company") is a Delaware corporation engaged in the business of building next-generation mobile applications and web platforms which enable meaningful connections between book lovers, authors, publishers, and literacy programs. The Company was formed November 7, 2019. The Company has a perpetual duration, unless liquidated or dissolved earlier in accordance with either the Delaware Code or the regulations of the company agreement. The corporate offices of the Company are located in Fort Worth, Texas.

B. Summary of Significant Accounting Policies

A summary of the significant accounting policies of the Company consistently applied in the preparation of the accompanying financial statements follows.

Basis of Accounting

The accounts are maintained, and the financial statements have been prepared, using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts in the financial statements and accompanying notes. Actual results could differ from these estimates and assumptions. Management periodically evaluates estimates used in the preparation of the financial statements for continued reasonableness. Appropriate adjustments, if any, to the estimates used are made prospectively based upon such periodic evaluation. It is reasonably possible that changes may occur in the near term that would affect management's estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2020 and 2019, the Company had no such investments. The Company maintains deposits in one financial institution, which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses related to amounts in excess of FDIC limits.

Intangible Assets

Intangible assets represent costs related to the Company's intellectual property such as mobile applications, patents, and other proprietary ideas (consisting of proprietary ideas and documents related to the BookSniffer platform, products, services, applications, websites and advertising solutions), which are amortized over their useful lives of 7 years. In addition, the intellectual property is reviewed for potential impairment whenever events or circumstances indicate carrying amounts may not be recoverable. The Company's trademark is considered to have an indefinite life and will be assessed for potential impairment each year when carrying amounts may not be recoverable. Costs incurred to renew or extend the term of the Company's trademark is included in the cost of the intangible asset. No impairment was identified as of December 31, 2020 and 2019.

BOOKSNIFFER, INC.
Notes to the Financial Statements (*continued*)
For the Period Ended December 31, 2020 and 2019

B. Summary of Significant Accounting Policies (*continued*)

Furniture and Equipment

Furniture and equipment are stated at cost and depreciated over the estimated useful lives, ranging from five to seven years using the straight-line method. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. Assets with useful lives greater than a year and exceeding $600 are capitalized.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or circumstances indicate that the carrying value of such assets may not be fully recoverable. Impairment is present when the sum of undiscounted estimated future cash flows expected to result from use of the assets is less than carrying value. If impairment is present, the carrying value of the impaired asset is reduced to its fair value. During the period ended December 31, 2020 and 2019, there were no impairment losses recognized for long-lived assets.

Revenue Recognition

Revenue is measured in accordance with Accounting Standards Update ("ASU') 2014-09 issued by the Financial Accounting Standards Board ("FASB") and all subsequent amendments to that standard (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope. The majority of the Company's revenues are expected to fall within the scope of ASC 606.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs were approximately $43,437 for the period ended December 31, 2020 and are included in general and administrative expenses in the accompanying statement of operations.

Fair Values of Financial Instruments

The Company has several financial instruments, including cash and notes payable. Management estimates that the fair value of all financial instruments at December 31, 2020 does not differ materiality from the carrying value of its financial instruments recorded in the accompanying balance sheet.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with FASB Accounting Standards Codification ("ASC") No. 718, *Stock Based Compensation*, which focuses primarily on share-based payments for employee services and requires these payments to be recorded using a fair-value-based method. The Company uses the Company's intrinsic value to determine the value of stock options. The Company had outstanding stock options as of December 31, 2020 (See Note G).

Income Taxes

The Company's income taxes are accounted for using an asset and liability approach. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

BOOKSNIFFER, INC.
Notes to the Financial Statements (*continued*)
For the Period Ended December 31, 2020 and 2019

B. Summary of Significant Accounting Policies (*continued*)

Income Taxes (*continued*)

Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are netted together and reported as a single item as either a noncurrent asset or noncurrent liability. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company is subject to state income tax based on the portion of its income earned in various states. The Company is subject to Texas state franchise tax. The Company will file income tax returns in the United States federal jurisdiction and all applicable states currently with a filing requirement. The Company's federal and applicable state returns for 2019 have been filed and remain open to possible examination by the respective tax authorities.

FASB Topic No. 740, *Income Taxes*, prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. The Company recognizes in its financial statements the financial effect of a tax position if that position is more likely than not to be sustained upon examination, including resolution of any appeals or litigation processes, based upon the technical merits of the position. Management of the Company must determine whether it is more likely than not that a tax position, including tax positions taken related to state income and franchise taxes, will be sustained upon examination, and management's opinion is that there are no such uncertain tax positions.

Recent Accounting Pronouncements

Following are ASUs issued by the FASB considered potentially significant to current or future financial reporting. This is not intended to be an evaluation of all recent accounting pronouncements.

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. In July 2019, the FASB unanimously approved to delay this pronouncement for private companies. The new effective date will be for annual reporting periods beginning after December 15, 2021. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

C. Intangible Assets

Intangible assets were obtained in exchange for Company stock as discussed in Note H. At December 31, 2020, intangible assets with definite lives consisted of the following:

	Gross Carrying Amount
Mobile application	$ 632,911
Patent	63,291
Proprietary ideas (Note B)	2,582,678
Intellectual property, net	$ 3,278,880

BOOKSNIFFER, INC.
Notes to the Financial Statements (*continued*)
For the Period Ended December 31, 2020 and 2019

C. Intangible Assets (*continued*)

Amortization expense of approximately $702,615 is included in general and administrative expenses on the statement of operations for the period ended December 31, 2020. Amortization expense for the next five years and thereafter for the mobile application, the patent and the intellectual property is as follows:

<u>**Estimated amortization expense**</u>

2021	$	468,411
2022		468,411
2023		468,411
2024		468,411
2025		468,411
Thereafter		761,171
Total	$	3,103,226

At December 31, 2020, an intangible asset with indefinite life consisted of the following, which is not amortized:

Trademark	$	18,987

D. Furniture and Equipment

Furniture and equipment at December 31, 2020 consisted of the following:

Computer equipment and software	$	7,927
Office furniture and equipment		1,374
Total furniture and equipment		9,301
Less accumulated depreciation		1,518
Total furniture and equipment, net	$	7,783

Depreciation expense of approximately $1,500 is included in general and administrative expenses on the statement of operations for the period ended December 31, 2020.

E. Notes Payable

Notes payable are as follows at December 31, 2020:

Effective November 15, 2019, a note payable to a related entity that owns a majority of the Company's outstanding stock, $72,938 note, $1,250 per month including interest of 7%, due on October 31, 2025.	$	62,270

BOOKSNIFFER, INC.
Notes to the Financial Statements (*continued*)
For the Period Ended December 31, 2020 and 2019

E. Notes Payable (*continued*)

Notes payable to various stockholders, at interest rates between 7 - 10%, principal and interest payments due through May 1, 2021.	$ 70,000
Effective November 12, 2020 a note payable to a stockholder, $10,000, interest only payments monthly at a rate of 7%, principal due on February 15, 2021.	10,000
Effective December 2, 2020, a note payable to an individual, $50,000, interest only payments monthly at a rate of 10%, pricipal due on June 23, 2021.	20,000
Notes payable, related party	142,270
Total notes payable	162,270
Less current maturities notes payable	111,086
Long-term notes payable, related party	$ 58,355

Future annual maturities of notes payable as of December 31, 2020 are as follows:

2021	$ 111,086
2022	11,888
2023	12,747
2024	13,669
2025	12,880
Thereafter	-
	$ 162,270

F. Income Tax

Federal income tax benefit consists of the following for the period ended December 31, 2020:

Current federal income taxes	$ -
Deferred federal income taxes	(95,348)
Total income tax benefit	$ (95,348)

BOOKSNIFFER, INC.
Notes to the Financial Statements (*continued*)
For the Period Ended December 31, 2020 and 2019

G. Stock-Based Compensation

The Company entered into employment agreements with two employees to allow for stock-based compensation. The Company has reserved 384,000 of common shares to be granted under these employment agreements with a strike price of $0.25. Grant date under one agreement for 324,000 shares is stipulated as date the employment agreement was signed which occurred on January 27, 2020. No vesting requirements were identified under this employment agreement. Grant date under the other employment agreement for 60,000 shares is stipulated to receive 15,000 shares with each three months of continuous employments which will occur on April 1, 2020, July 1, 2020, October 1, 2020, and January 1, 2021. Vesting under this employment agreement requires the employee to remain employed for three months subsequent to receipt of the stock options. As of March 31, 2020, 324,000 stock options were fully vested and outstanding, and 60,000 are available. As of March 31, 2020, no options had been cancelled, forfeited, or expired.

FASB ASC No. 718, *Stock Based Compensation*, requires the options to be valued at fair value on the date granted using the Company's intrinsic value and recorded over the vesting period of such options. The Company has analyzed the options using the Company's intrinsic value and determined the fair value of the options granted are immaterial to the overall financial statements. As a result, no amounts have been expensed in the accompanying financial statements with respect to the stock options.

BOOKSNIFFER, INC.
Notes to the Financial Statements (*continued*)
For the Period Ended December 31, 2020 and 2019

H. Asset Purchase

The Company was established in 2019 in conjunction with a contribution agreement with an effective date of November 13, 2019. Under this contribution agreement, Bladeborn, LLC ("Bladeborn"), a Delaware limited liability company related to several of the Company's stockholders and various members of the Board of Directors, purchased 40,000,000 shares of the Company stock in exchange for the assets acquired and liabilities assumed disclosed below, including the intangible assets described in Note C.

In accordance with FASB Topic No. 805, *Business Combinations ("Topic 805")*, the Company concluded the assets acquired by this transaction do not meet the definition of a business. The Company has accounted for the transaction as a transfer among entities that have common ownership because the assets were acquired from Bladeborn, and Bladeborn and individual owners of Bladeborn are majority owners of the Company. Under Topic 805, management the Company was required to determine if this transaction had economic substance. Management of the Company concluded the transaction has economic substance because the ownership of Bladeborn and ownership of the Company at the time of the transfer were not the same. Different individuals at different ownership percentages existed between the two entities, which represents economic substance.

As a result of this determination, the assets acquired from Bladeborn are recorded at fair market value in the accompanying financial statements. The following summarizes the fair market value of the assets contributed and consideration given as determined by management on the purchase date:

Assets acquired	
Cash	$ 10,000
Intangible assets	
Mobile application	632,911
Patent	63,291
Trademark	18,987
Intellectual property	2,582,678
Total intangible assets	3,297,867
Furniture and equipment	
Computer equipment and software	4,384
Office furniture and equipment	1,374
Total furniture and equipment	5,758
Other assets	22,900
Total assets	3,336,525
Liabilities assumed	
Accounts payable	(14,025)
Deferred tax liability	(692,551)
Total liabilities assumed	(706,576)
Total assets acquired and liabilities assumed, net	$ 2,629,949

BOOKSNIFFER, INC.
Notes to the Financial Statements (*continued*)
For the Period Ended December 31, 2020 and 2019

I. Subsequent Events

In preparing the accompanying financial statements, management of the Company has evaluated all subsequent events and transactions for potential recognition or disclosure through January 13, 2021, the date the accompanying financial statements were available for issuance. The following subsequent events were identified:

Pandemic and Paycheck Protection Program

The Company could be negatively impacted by the effects of the world-wide coronavirus pandemic. The Company is closely monitoring its operations, liquidity, and capital resources and is actively working to minimize the current and future impact of this unprecedented situation. As of the date of issuance of these financial statements, the Company believes the impact of the pandemic will be minimal; however, the full impact to the Company's financial position is not known.

The Coronavirus Aid Relief, and Economic Security (CARES) Act was signed into law on March 27th, 2020. The Paycheck Protection Program ("PPP") which is part of the CARES Act, represents $659 billion of funding available to assist businesses effected by the unprecedented world-wide COVID-19 pandemic ("COVID-19), inclusive of additional funding provided through subsequent legislation. PPP funds provide for expenses such as health insurance premiums, rent or mortgage payments and utilities.

In April 2020, the Company applied for and received approximately $43,000 of PPP funds. These funds are initially structured as a loan. In accordance with the rules of the PPP, business can take steps to achieve partial or total forgiveness of the PPP loan. The company has taken such steps, but as of the date of this report, the Company is unable to determine the portion of the PPP loan that will be forgiven.

Stock Split and Options

In May 2020, the Board approved an employee to exercise 324,000 stock options granted under his employment agreement at a strike price of $0.25. On June 13, 2020, the Company conducted a 5 for 1 stock split resulting in an increase in these stock options to 1,620,000 stock options with a strike price of $0.05 per option. The Company has agreed to a note receivable for $81,000 from the employee for the exercise of his options.

Additionally, the Company authorized an additional 25,000 stock options to another employee with a strike price of $0.09. No vesting requirements were identified.

CERTIFICATION

I, Sean Hansen, Principal Executive Officer of BookSniffer Inc., hereby certify that the financial statements of BookSniffer Inc. included in this Report are true and complete in all material respects.

Sean Hansen

Principal Executive Officer